February 16, 2010

U.S. Securities & Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stone Harbor Investments, Inc.
Registration Statement on Form S-1
Filed October 14, 2009
File No. 333-162469

Dear Ms. Woo:

We represent Stone Harbor Investments, Inc. (“Stone Harbor” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 10, 2009 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 originally filed on October 14, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Item 3. Summary Information. Risk Factors and Ratio of Earnings to Fixed Charges

Prospectus Summary, page 3

1.
Please expand your overview section to disclose that you are a development stage company and that you have not generated revenues from your operations since being formed on May 14, 2009.  Also disclose the amount of funds necessary to conduct planned operations for a minimum period of one year from the effective date of the registration statement, and the minimum time you estimate will be required to become a revenue-generating entity.

Response: The Company expects to require minimum additional funding of $45,000 to complete this offering and conduct operations for a minimum period of one year from the date of the effective Registration Statement.   The Company estimates it will commence generating sales revenues from our new marketing and sales programs within 180 days of the date of this Registration Statement.

Risk Factors, page 5

General

2.
We note that your auditor has expressed substantial doubt about your ability to continue as a going concern.  Please revise to provide related risk factor disclosure.  Refer readers to Note 1 to your audited financial statements.

Response: The Company has added a risk factor related to the auditor expressing substantial doubt about its ability to continue as a going concern.

3.
Please add a risk factor alerting investors that Michael Toups, the sole officer and director of the company, is also a controlling shareholder and discussing the related risks his control of the company poses to potential investors.  The risk factor should specify the amount of ownership Mr. Toups will retain in the company following the offering which appears to be 82.9% according to the selling shareholder table on page 10.

Response: The Company has added a risk factor alerting investors that Michael Toups, the sole officer and director of the company, is also a controlling shareholder and discussing the related risks his control of the company poses to potential investors.

We need additional capital to develop our business, page 5

4.
We note your disclosure here and elsewhere in the filing that substantial resources will be required to conduct your existing and planned operations.  Please disclose the minimum dollar amount of funding you expect to require to conduct operations for a minimum period of one year from the date of the filing.  Also disclose, if true, that you do not currently have the resources to cover the costs of this offering which you estimate on page 13 to be approximately $34,502.28.  We note that your total assets as of June 30, 2009 total $14,650.

4.
Response: The Company expects to require minimum additional funding of $45,000 to complete this offering and conduct operations for a minimum period of one year from the date of the filing.  The company does not currently have the resources to cover the costs of this offering, which are estimated to be approximately $34,500.  The company will be funded by shareholder loans until it can secure additional funding.

Item 5. Determination of Offering Price, page 9

5.
You state that the offering price of the shares of the common stock does not necessarily bear any relationship to your financial condition or any other established criteria of value, but you also state that you considered  your “financial condition and prospects” in determining the offering price.  Please advise.

Response: The reference to “financial condition and prospects” has been removed.

6.
You state that you “will be filing to obtain a listing on the OTCBB concurrently with the filing of this prospectus.”  Please disclose the steps you have taken to have a market maker sponsor the company’s security for quotation on the OTCBB.

Response: The Company has disclosed that it has not yet taken any steps to have a market maker sponsor the Company’s security for quotation on the OTCBB.

Item 7. Selling Security Holder, page 10

7.
With respect to the shares to be offered by Entrust of Tampa Bay FBO Edward Mass, please disclose the names of the persons who have sole or shared voting or investment power over this account.  See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http:.//www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The Company has disclosed that Edward Mass has sole voting control and investment power over the Entrust of Tampa Bay FBO Edward Mass account.

8.
Please affirmatively state whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers and remove the disclaimer “except as listed below, to our knowledge…”  In this regard, it is unclear whether you are identifying the persons listed on page 12 as broker-dealers or affiliates of broker-dealers.  Revise to clearly identify each selling shareholder that is a broker-dealer or broker-dealer affiliate as such.  For any selling shareholder that is a broker-dealer, unless such broker-dealer acquired the securities as transaction-based compensation for performance of investment banking or similar services, the seller should be named as an underwriter in the registration statement. For each selling shareholder that is an affiliate of a broker-dealer, disclose whether:  (i)the seller purchased the securities in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.  If you are not able to so represent, please identify the welling stockholder as an underwriter.  In addition, please revise the following statement on the bottom of page 12 as appropriate, as it appears inconsistent with your selling shareholder disclosure: “To our best knowledge, none of the selling security holders are broker-dealers or affiliates of broker-dealers.”

Response: The Company has revised this section to clearly show broker-dealer affiliates.

Item 11. Information about the Registrant

Description of Business, page 14

9.	It appears that the website that you disclose in your filing, www.stoneharborweb.com is not currently operational. Please disclose when you expect the website to be publicly available.

Response: The website www.stoneharborweb.com is operational and publicly available.

10.
You state on page 15 that for the website hosting services you have formed “several alliances with industry leaders to provide top-rate reliable hosting solutions” and on page 17 you state that you have “several strategic partnerships with various internet and web-related companies.”  Please discuss the nature of these alliances and strategic partnerships and tell us what consideration you have given to filing any material agreements with these companies pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company has revised the language to disclose that it will seek alliances.  We have good working relationships through prior dealings with several vendors including various internet and web-related companies.  We do not have any formal agreements, alliances or strategic partnerships.  We will work with these vendors on an as-needed basis and under standard industry terms and conditions.

Competitive Edge, page 17

11.
You state that you believe you have a valuable competitive edge over your local competitors based on your streamlined services for the small business market.  To ensure balanced and accurate disclosure of the company’s competitive business conditions, revise to discuss significant competitive disadvantages you face as well.  Please also consider revising the caption of this subsection to ensure balanced disclosure.  See Item 101(h)(4)(iv) of Regulation S-K.

Response: The Company has revised this section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 20

12.
Please expand on your disclosure regarding your operations to clearly identify and describe the actions that you have taken since being formed in May 2009 to become a revenue-generating entity.  We note your disclosure regarding the company’s future objectives, but an overview of the current status of the business and how the company allocated $25,350 in general and administrative expenses should also be provided.

Response: The Company has revised the Plan of Operations to clearly indentify and describe the actions taken since May 2009 to become a revenue generating entity.

Liquidity and Capital Resources, page 21

13.
You disclose that you believe the company has enough cash to support your daily operations while attempting to commence operations and produce revenues.  We note that your current cash is not sufficient to cover the expenses of this offering.  Please amend your filing to clarify how you expect to meet your cash requirements for the next 12 months.  Quantitative information regarding your financial requirements is necessary to enable investors to assess the company’s financial condition and the likelihood it will be able to pursue its business plan.  Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.  Please expand your disclosure to address the following:

•	State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

•	Disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year.

•	Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

Response: The Company has revised the liquidity and Capital Resources section to address this comment.

Directors, Executive Officer, Promoters, and Control Persons, page 21

14.
Please revise the biographical information of Michael Toups to disclose the details of his business experience as required by Item 401 of Regulation S-K.  Specifically, disclose the name and principal business of any corporation or other organization in which his employment was carried on in the last five years, and the names of any public companies in which Mr.  Toups is a director.  Also disclose the number of hours that Mr. Toups is devoting to the business of the company.

Response: The biographical information of Michael Toups has been revised to disclose details of his business experience as required by Item 401 of Regulation S-K.

15.
Please identify any “promoters” of your company, as defined in Rule 405 under the Securities Act of 1933, and ensure that you provide all the disclosures called for by 404(d)(2) and Item 401(g) of Regulation S-K with respect to any promoter.  In this regard, it appears that Michael Toups as a founder of the company may be deemed a promoter.

Response: The additional disclosures called for by 404(d)(2) and Item 401(g) of Regulation S-K has been added to the disclosure.

Executive Compensation, page 22

16.
Please advise why you have not disclosed David Dreslin as a named executive officer for whom executive compensation disclosure is required to be provided for the fiscal period ended June 30, 2009.  We note that the Form D filed by the company on July 29, 2009 indicated that Mr. Dreslin was the President of the company.  See Item 401(m)(2) of Regulation S-K.

Response: Mr Dreslin resigned as an Officer of the Company prior to the filing of this Form S-1.

Item 17. Undertakings, page 28

17.
Please revise to provide all the applicable undertakings required by Item 512 of Regulation S-K.  We note in this regard that you have included the language called for by Item 512(h) on page 23 of your prospectus.  While we do not object to the inclusion of this language in the prospectus, you should nevertheless properly include the language as an undertaking in Item 17 of Part II of your filing.

Response: The applicable undertaking has been revised to provide all the applicable undertakings required by Item 512 of Regulation S-K.

Signatures

18.
The signature page does not indicate the officer who is signing as the company’s principal financial officer.  Note that any person who occupies more than one of the specified positions should indicate each capacity in which he is signing the registration statement.  If Michael Toups also serves as the principal financial officer, as indicated on page 21, his signature should be captioned as such in the amended filing.  See Instruction 2 to Signatures on Form S-1.

Response: The signature page has been updated to include Michael Toups signing as principal financial officer.

Exhibits

19.
We note your disclosure on page F-13 that you entered into a stock subscription agreement in June 2009 for the sale of 4,000,000 shares of common stock.  Please file the stock subscription agreement as an exhibit to the registration statement, or tell us why you believe that it does not need to be filed.  See Item 601(b)(4) of Regulation S-K.

Response: The stock subscription agreement entered into in June 2009 for the sale of 4,000,000 shares of common stock has been included as an exhibit.

Very truly yours,

ANSLOW & JACLIN LLP

By:	/s/Gregg E. Jaclin
GREGG E. JACLIN